

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Frédéric Cren
Chief Executive Officer
Inventiva S.A.
50 rue de Dijon
21121 Daix France

   Re: Inventiva S.A.
    Registration Statement on Form F-1
    Filed June 19, 2020
    File No. 333-239312

Dear Mr. Cren:

  We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed on June 19, 2020

Cover page

1. We note that your May 26, 2020 response letter indicates that you will revise your cover page to indicate that the offering price will be determined in reference to the price on the Euronext Paris market and will in no event reflect a discount of more than 15% below the volume weighted average closing price during the five trading days preceding the determination of the offering price. Please revise your cover page accordingly.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Segal, Esq.